AVGOLD

AVGOLD LIMITED
56 Main Street, Johannesburg, 2001
PO Box 62379, Marshalltown, 2107, South Africa
Telephone: (011) 634 9111 Telefax: (011) 634 0038

File No
82 - 4482
Rule 12g 3-2(b)

24 January 2001

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-2
Washington DC 20549
United States of America

02015023

02 FEB -8 AM 8:03

SUPPL

Attention : Mr Elliot Staffin

Dear Sir

Report for the period ended 31 December 2001

We enclose the above report for your records, and this has been posted to shareholders.

Yours sincerely
For and on behalf of
Avgold Limited

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

S E Sather
Company Secretary

FC/re
H:\AVGOLD\Letters\Letter - Office of International Corporate Finance.doc

dw 2/11

AVGOLD

Avgold Limited ("the company")
Registered Number: 1990/007025/06
(Incorporated in the Republic of South Africa)
Share code AVG
ISIN ZAE 0000 12175

- **TARGET MINE ACHIEVES FULL UNDERGROUND MINING PRODUCTION RATE IN DECEMBER 2001 – TWO MONTHS AHEAD OF SCHEDULE**
- **TARGET'S NEW METALLURGICAL PLANT BEING COMMISSIONED ON SCHEDULE**
- **TARGET CONSTRUCTION REMAINS WITHIN BUDGET**
- **ETC SALE PROCESS DISCONTINUED**

CONTACT DETAILS
JULIAN GWILLIM
Direct line: (+27 11) 634-0092
Fax: (+27 11) 634-0038
Mobile: (+27 82) 452 4389
e-mail: juliang@avmin.co.za

Johannesburg
24 January 2002

Report

REPORT FOR THE QUARTER AND HALF-YEAR ENDED 31 DECEMBER 2001

SAFETY AND HEALTH

The Board of Directors is pleased to report a significant improvement in safety over the past six months. Target achieved 500 000 fatality free shifts for surface and underground operations on 24 October 2001 and no fatal accidents occurred at Avgold's mines during the six-month period. The improving reportable frequency rate* is as follows:

	Quarter ended		Half-year ended	
	Dec'01	Sep'01	**Dec'01**	Jun'01
ETC	**4,42**	2,24	**3,33**	6,98
Target	**3,00**	5,88	**4,45**	7,26
Avgold	**3,57**	4,44	**4,01**	7,14

* *expressed as the number of reportable injuries where an employee is off work for more than 14 days per 1 000 employees at work*

There were no significant health issues.

AVGOLD: THREE MONTHS ENDED 31 DECEMBER 2001

Avgold Limited's results for the three months ended 31 December 2001 reflect the operations of its ETC mines and head office. Headline earnings increased to R7,9 million (30 September 2001: R6,6 million) as a result of good cost containment at ETC and a slightly improved rand gold price received. As reported in the previous quarter, a R7,3 million cost was recorded, resulting from foreign exchange losses on United States dollar loans raised for the completion of the Target mine. It was previously considered necessary to record these losses on Avgold's income statement. However, following advice from Avgold's external auditors, these exchange differences will be capitalised up to the point when Target reaches commercial completion, which is expected to be before the end of March 2002; thereafter the mine's results will be reflected in Avgold's income statement. The September 2001 quarter's results have, therefore, been restated to reflect the changed accounting treatment.

Headline earnings equate to an unchanged one cent a share.

On 20 December 2001, an announcement was published informing shareholders that Avgold had reconsidered the merits of the disposal of the ETC gold mining complex in Barberton, Mpumalanga Province. Earlier in the year, prospective buyers were invited to participate in a formal process and numerous offers were received. However, in view of a change in the mine's value following recent weakness of the South African rand against the United States dollar, the Board decided to discontinue the sale process and review future strategic management plans for ETC. This process is continuing and shareholders will be kept informed.

Avgold's total gold sales for the quarter were lower at 700kg (738kg) following a reduction in ETC's grades to 8.33g/t (8.61g/t). Cash costs were well maintained at R67 139/kg (R69 090/kg), or US$212/oz (US$259/oz). The gold price recieved for the quarter was R89 493/kg (R88 791/kg) or US$283/oz (US$333/oz), while the spot gold price averaged R88 488/kg (R72 730/kg). Capital expenditure for the period amounted to R214,5 million (R154,3 million).

AVGOLD: SIX MONTHS ENDED 31 DECEMBER 2001

Avgold's revenue rose to R128,2 million (R104,9 million), while costs and expenses were higher at R113,8 million (R95,6 million). This led to an improved operating profit of R14,3 million (R9,3 million). After investment income, the headline earnings rose to R14,5 million (R11,5 million), which equates to an unchanged two cents per share. Over the six-month period, Avgold received an average gold price of R89 133/kg (R73 129/kg), while the spot gold price was R80 609/kg (R63 735/kg). Capital expenditure amounted R368,8 million (R266,8 million) as Target started building up to its full production level.

TARGET

The Target mine's completion test for full production capacity from underground, 3 500 tons hoisted on five consecutive days, was achieved on 19 December 2001 – two months ahead of schedule. The commissioning of the new metallurgical plant is continuing with completion of performance testing anticipated by 30 January 2002.

The emphasis is now on the access further north to ensure that planned production levels are achieved. The three massive stopes, required to achieve the planned stoping tonnage, were brought into production during the quarter and all remaining work on the underground infrastructure and facilities is progressing satisfactorily.

In total, 1 410 metres were advanced during the quarter and 181 088 tonnes were transported to surface, while total gold produced was 918kg (841kg). Capital expenditure for the three-month period amounted to R200,6 million (R145,3 million).

ETC: THREE MONTHS ENDED 31 DECEMBER 2001

The Sheba, New Consort and Fairview mines milled 84 092 tonnes (85 667 tonnes) at an average yield of 8.33g/t (8.61g/t). The current strategic planning process underway at ETC is, among other issues, addressing the lower grades being achieved at the Fairview mine. Gold sales amounted to 700kg (738kg) at a cash cost of R67 139/kg, or US$212/oz (R69 090/kg, or US$259/oz).

ETC's capital expenditure amounted to R7,4 million (R5,8 million), spent largely on two new Knelson concentrators for Sheba and Fairview that are delivering improvements in gold recovery.

ETC: SIX MONTHS ENDED 31 DECEMBER 2001

Total milled tonnages rose to 169 759 tonnes (144 605 tonnes), at the mine's full capacity; the average yield was lower than the previous six months, 8.47g/t against 9.90g/t, which resulted in gold sales being only slightly higher at 1 438kg (1 432kg). Cash costs increased to R68 140/kg (R57 911/kg), but in dollar terms reduced to US$233/oz (US$249/oz).

NORTHERN FREE STATE EXPLORATION

The two exploration rigs, ERO 5 and ERO 6, drilling in the Paradise area, immediately north of the Target mine, are ahead of schedule. Both holes have confirmed the position of the EA Zone and deflections are now being drilled to explore the extent of the reef package. Results should be available early in the next financial year.

FUNDING

With regard to the five-year term loan arranged to complete Target, R534 million of the R700 million has been drawn to date. Including exchange losses, the amount owing is R647 million. It is expected that neither the full primary facility of R650 million nor the cost overrun facility of R50 million, will be required. In terms of the loan taken for the exploration drilling in the Paradise area of the Northern Free State, R9,7 million of a R29 million facility has been drawn.

HEDGING

As at 31 December 2001, Avgold's hedge book represented 58 per cent of forecast gold production to June 2006 and had a mark-to-market value of a negative R1 036 million. This was calculated at a gold price of US$277,10 and an exchange rate of US$1,00 : ZAR12,00. The bulk of these hedges were established as a requirement to the five-year term loan facility arranged for the completion of the Target mine. The hedges are un-margined and Avgold is maintaining its policy of not using derivative instruments for speculative purposes. The negative value of the hedge book represents an opportunity loss, which will continue to be actively managed.

Period ending		June 2002	June 2003	June 2004	June 2005	June 2006
Dollar forward sales contracts						
Quantity sold	**kg**	20	1 579	1 601	1 458	672
	oz	641	50 769	51 481	46 885	21 620
	US$/oz	338	313	298	284	290
Rand forward sales contracts						
Quantity sold	**kg**	4 385	9 179	7 830	7 679	3 730
	oz	140 987	295 097	251 733	246 876	119 923
	R/kg	81 534	83 013	85 135	94 009	100 985

TRANSLATION INTO US DOLLARS

To assist international investors, a translation of convenience into United States dollars is provided for the income statement, balance sheet and cash flow statements. These translations are based on average rates of exchange for income statement and cash flow statement items and those ruling at period end for the balance sheet items.

The following rand/US dollar exchange rates were used to prepare the financial results:

	Quarter ended			**Half-year ended**		**Year-ended**
	December 2001	December 2000	September 2001	December 2001	December 2000	June 2001
Average rate for the period	9,85	7,55	8,29	9,07	7,24	7,57
Spot rate at end of period	11,93	7,72	8,76	11,93	7,72	8,08

On behalf of the board of directors



Chairman
R P Menell



Managing Director
D N Murray

Directors: R P Menell (Chairman), D N Murray+ (Managing), D N Campbell+, D D de Beer, J J Geldenhuys, B M Menell, W A Nairn, G S Potgieter+ , G J Robbertze, J C Steenkamp, J Thomas (Mrs)
+ Executive directors
Company secretary: S E Sather

Johannesburg
24 January 2002

AVGOLD LIMITED

INCOME STATEMENT – Rand thousand

	Unaudited Quarter ended			Unaudited Half year ended		Audited Year ended
	December 2001	December 2000	September* 2001	**December 2001**	December 2000	June 2001
Revenue	**62 670**	57 650	65 485	**128 155**	104 925	217 864
– gold revenue	**62 670**	57 433	65 485	**128 155**	104 708	217 647
– by-products	**–**	217	–	**–**	217	217
Costs and expenses	**54 795**	46 430	59 030	**113 825**	95 581	189 614
– gold operating	**46 373**	39 393	49 982	**96 355**	81 297	163 394
– retrenchments	**–**	–	–	**–**	165	165
– amortisation	**6 097**	4 872	5 971	**12 068**	9 681	19 737
– general and administration	**2 325**	2 247	3 077	**5 402**	4 105	5 981
– exploration	**–**	(82)	–	**–**	333	337
Operating profit	**7 875**	11 220	6 455	**14 330**	9 344	28 250
Investment income	**36**	2 569	129	**165**	2 569	10 654
Finance cost	**–**	–	–	**–**	(418)	–
Income before taxation	**7 911**	13 789	6 584	**14 495**	11 495	38 904
Taxation	**–**	–	–	**–**	–	–
Net earnings for the period	**7 911**	13 789	6 584	**14 495**	11 495	38 904
Headline earnings	**7 911**	13 789	6 584	**14 495**	11 495	38 904
Headline earnings per share (cents)	**1**	2	1	**2**	2	7
Earnings per share (cents)	**1**	2	1	**2**	2	7
Weighted number of shares in issue (million)	**670**	595	668	**669**	526	595

*Results for the quarter ended September 2001 restated as unrealised forex loss of R7,3 million in respect of Target's borrowings capitalised.

BALANCE SHEET – Rand thousand

	Unaudited 31 December 2001	Audited 30 June 2001
ASSETS		
Non-current assets		
Fixed assets	**2 862 619**	2 506 592
Investments	**44 493**	44 493
	2 907 112	2 551 085
Current assets		
Inventories	**49 250**	33 247
Trade and other receivables	**43 830**	47 867
Deposits and cash	**57 936**	55 907
	151 016	137 021
Total assets	**3 058 128**	2 688 106
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital	**6 704**	6 658
Share premium	**2 198 028**	2 183 589
Accumulated losses	**(4 946)**	(19 439)
Total shareholders' equity	**2 199 786**	2 170 808
Non-current liabilities	**733 856**	378 594
Long-term loans	**656 682**	302 453
Long-term provisions	**77 174**	76 141
Current liabilities	**124 486**	138 704
Trade and other payables	**121 386**	134 044
Overdrafts and short-term borrowings	**3 100**	4 660
Total equity and liabilities	**3 058 128**	2 688 106

CASH FLOW STATEMENT – Rand thousand

	Unaudited		Audited
	Half year ended December 2001	**Half year ended December 2000**	Year ended June 2001
Cash generated from/(utilised by) operations			
Operating profit	**14 330**	**9 344**	28 250
Non-cash items and adjustments:			
Amortisation and depreciation	**12 068**	**9 681**	19 737
Provisions	**2 929**	**–**	8 078
	29 327	**19 025**	56 065
Retrenchment payments	**(1 126)**	**(788)**	(6 587)
Payments to environmental trust fund	**(1 897)**	**–**	(3 161)
Investment income	**165**	**2 151**	10 654
Taxation paid	**–**	**–**	(2 910)
	26 469	**20 388**	54 061
Cash provided by/(reinvested in) working capital			
Inventories	**(16 003)**	**3 629**	(4 179)
Trade and other receivables	**4 037**	**18 129**	6 476
Trade and other payables	**(11 532)**	**(35 274)**	(1 355)
Net cash generated from/(utilised by) operating activities	**2 971**	**6 872**	55 003
Cash utilised in investment activities			
Fixed assets acquired	**(258 077)**	**(265 873)**	(599 051)
Investments sold	**–**	**121**	853
Fixed assets sold	**681**	**–**	1 199
	(257 396)	**(265 752)**	(596 999)
Cash provided by financing activities			
Net increase in shareholders' funding	**14 485**	**491 601**	498 200
Leased assets	**(901)**	**(1 147)**	(2 100)
Increase in long-term loans	**243 530**	**–**	300 000
Decrease in overdrafts and short-term borrowings	**(660)**	**(200 389)**	(199 729)
	256 454	**290 065**	596 371
Increase in cash balances	**2 029**	**31 185**	54 375
Cash and cash equivalents at beginning of period	**55 907**	**1 532**	1 532
Cash at end of period	**57 936**	**32 717**	55 907

AVGOLD LIMITED

INCOME STATEMENT – US dollar thousand

	Unaudited Quarter ended			Unaudited Half year ended		Audited Year ended
	December 2001	December 2000	September* 2001	**December 2001**	December 2000	June 2001
Revenue	**6 362**	7 632	7 898	**14 128**	14 484	28 778
– gold revenue	**6 362**	7 603	7 898	**14 128**	14 454	28 749
– by-products	**–**	29	–	**–**	30	29
Costs and expenses	**5 563**	6 146	7 119	**12 548**	13 194	25 046
– gold operating	**4 708**	5 215	6 028	**10 622**	11 222	21 583
– retrenchments	**–**	–	–	**–**	23	22
– amortisation	**619**	645	720	**1 330**	1 336	2 607
– general and administration	**236**	297	371	**596**	567	790
– exploration	**–**	(11)	–	**–**	46	44
Operating profit	**799**	1 486	778	**1 580**	1 290	3 732
Investment income	**4**	340	16	**18**	355	1 407
Finance cost	**–**	–	–	**–**	(58)	–
Income before taxation	**803**	1 826	794	**1 598**	1 587	5 139
Taxation	**–**	–	–	**–**	–	–
Net earnings for the period	**803**	1 826	794	**1 598**	1 587	5 139
Headline earnings	**803**	1 826	794	**1 598**	1 587	5 139
Headline earnings per share (cents)	**–**	–	–	**–**	–	1
Earnings per share (cents)	**–**	–	–	**–**	–	1
Weighted number of shares in issue (million)	**670**	595	668	**669**	526	595

*Results for the quarter ended September 2001 restated as unrealised forex loss of US$0,9 million in respect of Target's borrowings capitalised.

BALANCE SHEET – US dollar thousand

	Unaudited 31 December 2001	Audited 30 June 2001
ASSETS		
Non-current assets		
Fixed assets	**239 951**	310 222
Investments	**3 730**	5 506
	243 681	315 728
Current assets		
Inventories	**4 128**	4 115
Trade and other receivables	**3 674**	5 924
Deposits and cash	**4 856**	6 919
	12 658	16 958
Total assets	**256 339**	332 686
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital	**562**	824
Share premium	**184 244**	272 309
Accumulated losses	**(415)**	(4 469)
Total shareholders' equity	**184 391**	268 664
Non-current liabilities	**61 513**	46 856
Long-term loans	**55 044**	37 433
Long-term provisions	**6 469**	9 423
Current liabilities	**10 435**	17 166
Trade and other payables	**10 175**	16 589
Overdrafts and short-term borrowings	**260**	577
Total equity and liabilities	**256 339**	332 686

CASH FLOW STATEMENT – US dollar thousand

	Unaudited		Audited
	Half year ended December 2001	**Half year ended December 2000**	Year ended June 2001
Cash generated from/(utilised by) operations			
Operating profit	**1 580**	**1 290**	3 732
Non-cash items and adjustments:			
Amortisation and depreciation	**1 330**	**1 336**	2 607
Provisions	**323**	–	1 067
	3 233	**2 626**	7 406
Retrenchment payments	**(124)**	**(109)**	(870)
Payments to environmental trust fund	**(209)**	–	(418)
Investment income	**18**	**297**	1 407
Taxation paid	**–**	**–**	(384)
	2 918	**2 814**	7 141
Cash provided by/(reinvested in) working capital			
Inventories	**(1 764)**	**501**	(552)
Trade and other receivables	**445**	**2 503**	855
Trade and other payables	**(1 271)**	**(4 869)**	(179)
Net cash generated from/(utilised by) operating activities	**328**	**949**	7 265
Cash utilised in investment activities			
Fixed assets acquired	**(28 451)**	**(36 701)**	(79 129)
Investments sold	**–**	**17**	113
Fixed assets sold	**75**	**–**	158
	(28 376)	**(36 684)**	(78 858)
Cash provided by financing activities			
Net increase in shareholders' funding	**1 597**	**67 860**	65 807
Leased assets	**(99)**	**(158)**	(277)
Increase in long-term loans	**26 847**	**–**	39 626
Decrease in overdrafts and short-term borrowings	**(73)**	**(27 662)**	(26 382)
	28 272	**40 040**	78 774
Increase in cash balances	**224**	**4 305**	7 181
Cash and cash equivalents at beginning of period	**6 919**	**318**	318
Translation adjustment	**(2 287)**	**(383)**	(580)
Cash at end of period	**4 856**	**4 240**	6 919

PRODUCTION COST RECONCILIATION

AVGOLD TOTAL

		Unaudited Quarter ended			Unaudited Half year ended		Audited year ended
Rand thousand		**December 2001**	December 2000	September 2001	**December 2001**	December 2000	June 2001
Gold operating cost per income statement		**46 373**	39 393	49 982	**96 355**	81 297	163 394
Add: Revenue from closed operations		**643**	955	973	**1 616**	1 658	3 635
Less: Revenue from by-products		**-**	217	–	**-**	217	217
Cash costs		**47 016**	40 131	50 955	**97 971**	82 738	166 812
Add:							
– Retrenchments		**-**	–	–	**-**	165	165
– Amortisation and depreciation		**6 097**	4 872	5 971	**12 068**	9 681	19 737
– General and administration		**2 325**	2 247	3 077	**5 402**	4 105	5 981
– Revenue from closed operations		**(643)**	(955)	(973)	**(1 616)**	(1 658)	(3 635)
Non-cash costs		**7 779**	6 164	8 075	**15 854**	12 293	22 248
Total cost		**54 795**	46 295	59 030	**113 825**	95 031	189 060
Gold sold	kg	**700**	748	738	**1 438**	1 432	2 842
Production cost:							
Cash cost	R/kg	**67 139**	53 865	69 090	**68 140**	57 911	58 698
Non-cash cost	R/kg	**11 108**	8 048	10 953	**11 026**	8 460	7 829
Total operating cost	R/kg	**78 247**	61 913	80 043	**79 166**	66 371	66 527
Gold price realised	R/kg	**89 493**	76 811	88 791	**89 133**	73 129	76 586

US dollar thousand							
Gold operating cost per income statement		**4 708**	5 215	6 028	**10 622**	11 222	21 583
Add: Revenue from closed operations		**65**	126	117	**178**	229	480
Less: Revenue from by-products		**-**	29	–	**-**	30	29
Cash costs		**4 773**	5 312	6 145	**10 800**	11 421	22 034
Add:							
– Retrenchments		**-**	–	–	**-**	23	22
– Amortisation and depreciation		**619**	645	720	**1 330**	1 336	2 607
– General and administration		**236**	297	371	**596**	567	790
– Revenue from closed operations		**(65)**	(126)	(117)	**(178)**	(229)	(480)
Non-cash costs		**790**	816	974	**1 748**	1 697	2 939
Total cost		**5 563**	6 128	7 119	**12 548**	13 118	24 973
Gold sold	oz	**22 514**	24 040	23 712	**46 226**	46 034	91 368
Production cost:							
Cash cost	US$/oz	**212**	222	259	**233**	249	241
Non-cash cost	US$/oz	**35**	33	41	**38**	36	32
Total operating cost	US$/oz	**247**	255	300	**271**	285	273
Gold price realised	US$/oz	**283**	316	333	**306**	314	315

OPERATING RESULTS

AVGOLD TOTAL

		Quarter ended			Half year ended		Year ended
		December 2001	December 2000	September 2001	**December 2001**	December 2000	June 2001
Metric							
Ore milled	tonnes	**84 092**	74 866	85 667	**169 759**	144 605	309 506
Gold sold	kg	**700**	748	738	**1 438**	1 432	2 842
Yield	g/t	**8,33**	9,99	8,61	**8,47**	9,90	9,18
Cash cost	R/kg	**67 139**	53 865	69 090	**68 140**	57 911	58 698
Non-cash cost	R/kg	**11 108**	8 048	10 953	**11 026**	8 460	7 829
Total cost	R/kg	**78 247**	61 913	80 043	**79 166**	66 371	66 527
Capital expenditure	R 000's	**214 512**	141 022	154 320	**368 832**	266 752	604 215
Imperial							
Ore milled	tons	**92 695**	82 525	94 431	**187 125**	159 398	341 168
Gold sold	oz	**22 514**	24 040	23 712	**46 226**	46 034	91 368
Yield	oz/t	**0,24**	0,29	0,25	**0,25**	0,29	0,27
Cash cost	US$/oz	**212**	222	259	**233**	249	241
Non-cash cost	US$/oz	**35**	33	41	**38**	36	32
Total cost	US$/oz	**247**	255	300	**271**	285	273
Capital expenditure	US$ 000's	**21 777**	18 668	18 611	**40 661**	36 823	79 810

ETC

Metric							
Ore milled	tonnes	**84 092**	74 866	85 667	**169 759**	144 605	309 506
Gold sold	kg	**700**	748	738	**1 438**	1 432	2 842
Yield	g/t	**8,33**	9,99	8,61	**8,47**	9,90	9,18
Cash cost	R/kg	**67 139**	53 865	69 090	**68 140**	57 911	58 698
Non-cash cost	R/kg	**9 677**	6 281	8 887	**9 272**	6 697	6 725
Total cost	R/kg	**76 816**	60 146	77 977	**77 412**	64 608	65 423
Capital expenditure	R 000's	**7 353**	5 954	5 841	**13 194**	9 111	18 584
Development results:							
Advanced	m	**2 042**	2 366	2 340	**4 382**	4 379	8 501
Reef development	m	**593**	843	590	**1 183**	1 551	3 123
Sampled	m	**565**	684	625	**1 190**	1 175	2 403
Channel width	cm	**211**	206	228	**219**	202	206
Channel value	g/t	**3,1**	7,8	4,2	**3,7**	8,3	6,4
	cm.g/t	**663**	1 607	949	**802**	1 676	1 328
Imperial							
Ore milled	tons	**92 695**	82 525	94 431	**187 125**	159 398	341 168
Gold sold	oz	**22 514**	24 040	23 712	**46 226**	46 034	91 368
Yield	oz/t	**0,24**	0,29	0,25	**0,25**	0,29	0,27
Cash cost	US$/oz	**212**	222	259	**233**	249	241
Non-cash cost	US$/oz	**31**	26	33	**32**	29	28
Total cost	US$/oz	**243**	248	293	**265**	278	269
Capital expenditure	US$ 000's	**746**	788	704	**1 455**	1 258	2 455

TARGET

Production statistics							
Advanced	m	**1 410**	1 928	1 009	**2 419**	3 700	5 956
Reef development	m	**756**	1 103	335	**1 091**	2 014	2 899
Sampled	m	**355**		264	**619**		1 412
Channel width	cm	**447**		443	**445**		1 618
Channel value	g/t	**5,8**		3,02	**4,42**		9,37
	cm.g/t	**2 593**		1 339	**1 967**		15 155
Capital expenditure	R 000's	**200 594**	135 068	145 273	**345 867**	257 641	585 622
Capital expenditure	US$ 000's	**20 364**	17 880	17 520	**38 129**	35 565	77 355

CONTACT DETAILS

JULIAN GWILLIM
Direct line: (+27 11) 634-0092
Fax: (+27 11) 634-0038
Mobile: (+27 82) 452 4389
e-mail: juliang@avmin.co.za

AVGOLD LIMITED
(Registered Number 1990/007025/06)
(Incorporated in the Republic of South Africa)
56 Main Street, Johannesburg, South Africa 2001
PO Box 62379, Marshalltown, South Africa 2107

www.avgold.co.za

motiv
Printed by Ince (Pty) Ltd

AVGOLD LIMITED

ABRIDGED UNAUDITED RESULTS

for the quarter and half-year ended 31 December 2001

Highlights

Avgold

• Headline earnings for the quarter ended 31 December 2001 increased to R7,9 million from R6,6 million in the September quarter •

Target

• Target reached its full underground mining production rate in December 2001 – two months ahead of schedule •

• New metallurgical plant in the process of being commissioned on schedule •

• Target will reach full commercial completion by March 2002. Thereafter its results will be included on Avgold's income statement •

ETC

• ETC sale process discontinued as a result of a significant increase in the mine's value following recent Rand weakness •

• ETC cash costs: US$212/oz for the quarter ended 31 December 2001 •

SALIENT FEATURES

		Quarter ended		Half-year ended	
		December	September	**December**	December
		2001	2001	**2001**	2000
Avgold total:					
Revenue received	– Rand per kilogram	**89 493**	88 791	**89 133**	73 129
	– US$ per ounce	**283**	333	**306**	314
Cash cost	– Rand per kilogram	**67 139**	69 090	**68 140**	57 911
	– US$ per ounce	**212**	259	**233**	249
Total gold sales	– kilograms	**700**	738	**1 438**	1 432
	– ounces	**22 514**	23 712	**46 226**	46 034

ETC:

Cash cost	– Rand per kilogram	67 139	69 090	68 140	57 911
	– US$ per ounce	212	259	233	249
Total gold sales	– kilograms	700	738	1 438	1 432
	– ounces	22 514	23 712	46 226	46 034

INCOME STATEMENT – Rand thousand

	Quarter ended		Half-year ended	
	December	September*	December	December
	2001	2001	2001	2000
Revenue	62 670	65 485	128 155	104 925
- gold revenue	62 670	65 485	128 155	104 708
- by-products	–	–	–	217
Costs and expenses	54 795	59 030	113 825	95 581
- gold operating	46 373	49 982	96 355	81 297
- retrenchments	–	–	–	165
- amortisation	6 097	5 971	12 068	9 681
- general and administration	2 325	3 077	5 402	4 105
- exploration	–	–	–	333
Operating profit	7 875	6 455	14 330	9 344
Investment income	36	129	165	2 569
Finance cost	–	–	–	(418)
Income before taxation	7 911	6 584	14 495	11 495
Taxation	–	–	–	–
Net earnings for the period	7 911	6 584	14 495	11 495
Headline earnings	7 911	6 584	14 495	11 495
Headline earnings per share (cents)	1	1	2	2
Earnings per share (cents)	1	1	2	2
Weighted number of shares in issue (millions)	670	668	669	526

ABRIDGED BALANCE SHEET – Rand thousand

	Unaudited 31 December 2001	Audited 30 June 2001
ASSETS		
Non-current assets	2 907 112	2 551 085
Fixed assets	2 862 619	2 506 592
Investments	44 493	44 493
Current assets	151 016	137 021
Inventories	49 250	33 247
Trade and other receivables	43 830	47 867
Deposits and cash	57 936	55 907
Total assets	3 058 128	2 688 106
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital	6 704	6 658
Share premium	2 198 028	2 183 589
Accumulated losses	(4 946)	(19 439)
Total shareholders' equity	2 199 786	2 170 808
Non-current liabilities	733 856	378 594
Long-term loans	656 682	302 453
Long-term provisions	77 174	76 141
Current liabilities	124 486	138 704
Trade and other payables	121 386	134 044
Overdrafts and short-term borrowings	3 100	4 660
Total equity and liabilities	3 058 128	2 688 106

ABRIDGED CASH FLOW STATEMENT – Rand thousand

	Half-year ended December 2001	Half-year ended December 2000
Cash generated from operating activities	2 971	6 872
Cash utilised in investment activities	(257 396)	(265 752)
Cash provided by financing activities	256 454	290 065
Increase in cash balances	2 029	31 185
Cash and cash equivalents at beginning of period	55 907	1 532
Cash and cash equivalents at end of period	57 936	32 717

* Results for the quarter ended September 2001 restated as unrealised forex loss of R7,3 million in respect of Target's borrowings capitalised.

A booklet incorporating a more detailed review of the results for the quarter and half year ended 31 December 2001 will be posted to all shareholders. Copies of this booklet can be obtained by contacting Julian Gwillim on (011) 634-0092 or by e-mail at *juliang@avgold.co.za*. The full results are available at www.avgold.co.za or www.avmin.co.za.

Directors: R P Menell (Chairman), D N Murray* (Managing), D N Campbell*, D D de Beer, J J Geldenhuys, B M Menell, W A Nairn, G S Potgieter* , G J Robbertze, J C Steenkamp, J Thomas (Mrs)

*Executive directors

Company secretary: S E Sather

Johannesburg
24 January 2002

AVGOLD LIMITED
(Registered Number 1990/007025/06)
(Incorporated in the Republic of South Africa)
Share code AVG ISIN 000012175
56 Main Street, Johannesburg, South Africa 2001
PO Box 62379, Marshalltown, South Africa 2107